UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

POWER EFFICIENCY CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

739268 20 9

(CUSIP Number)

STEVEN STRASSER, 3900 PARADISE ROAD, SUITE 283,
LAS VEGAS, NV 89109.  TEL: (702-697-0377)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739268 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SUMMIT ENERGY VENTURES, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) 1,488,698 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK 1,488,698 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) AND 1,488,698 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.1% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IV

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTHWEST POWER MANAGEMENT, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) 1,488,698 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK 1,488,698 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) AND 1,488,698 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.1% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEVEN STRASSER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) 1,488,698 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK 1,488,698 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,581,150 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 1,315,203 SHARES OF COMMON STOCK UPON CONVERSION) AND 1,488,698 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.1% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) and the Preferred Stock, par value $0.001 per share (“Preferred Stock”) of Power Efficiency Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 35432 Industrial Road, Livonia, Michigan 48150.

This Amendment No. 2 to Schedule 13D filed for each of Summit Energy Ventures, LLC, Northwest Power Management, Inc. and Steven Strasser is made to reflect the decrease in beneficial ownership is a result of distributing assets out of Summit Energy Ventures, LLC to one of its members in connection with the retirement of such member from Summit Energy Ventures, LLC.

Item 2.	Identity and Background
(a) This Statement is filed on behalf of:
(1) Summit Energy Ventures, LLC, a Delaware limited liability company (“Summit”);
(2) Northwest Power Management, Inc., a Washington Corporation and the manager of Summit (“Northwest Power”);
(3) Steven Strasser (“Mr. Strasser”);
(b) The address of the above persons is: 3900 Paradise Road, Suite 283 Las Vegas, NV 89109

(c)               Mr. Strasser is the president of Northwest Power and may be deemed to control Northwest Power.  Northwest Power is a manager that provides management services to Summit.  Summit is an investment company which invests in securities and other obligations of entities.  Northwest Power and Mr. Strasser disclaim beneficial ownership of all securities owned by Summit.

(d) Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)               Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable — See Item #1.
Item 4.	Purpose of Transaction

Summit may choose to convert its shares of the Issuer’s Preferred, subject to applicable law.  Summit may make additional purchases from time to time, subject to applicable law. Any decision to convert the Preferred or make such additional purchases will depend, however, on various factors, including without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. At any time, Summit may also determine to dispose of some or all of the Common or Preferred Stock depending on various similar considerations, subject to applicable law. Other than as set forth above, Summit has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
2,803,902 (36.1%) shares of Common Stock upon conversion of the Preferred(1)

Summit is entitled to cast 36.1% of the votes eligible to be cast by the shareholders of the Issuer.  Northwest Power does not own any shares of the Issuer and is only making this filing because it is the manager of Summit.  Mr. Strasser does not own any shares of the Issuer and is only making this filing because he is the president of Northwest Power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Stockholders’ Agreement previously entered into by Summit was terminated on February 26, 2004.
Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1 —	Registration Rights Agreement dated as of June 14, 2002 by and between the Issuer and Summit, incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K dated June 18, 2002.
Exhibit 2 —

Certificate of Designation of Series A Convertible Preferred Stock of Power Efficiency Corporation dated June 13, 2002, incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K dated June 18, 2002.

Exhibit 3 —

Amendment to Certificate of Designation of Series A Convertible Preferred Stock of Power Efficiency Corporation, dated May 8, 2003, incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K dated
May 23, 2003.

(1) Pursuant to the Certificate of Designation for the Preferred, Summit is entitled to convert the Preferred to Common Stock at any time, and upon conversion the number of shares of Common Stock Summit is entitled to receive shall be adjusted to account for the Reverse Split.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of July, 2004.

By:	/s/ Steven Strasser
Name: Steven Strasser, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of July, 2004.

NORTHWEST POWER MANAGEMENT, INC.

By:	/s/ Steven Strasser
	Name:	Steven Strasser
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 16th day of July, 2004.

SUMMIT ENERGY VENTURES, LLC

By:	NORTHWEST POWER MANAGEMENT, INC., its manager

	By:	/s/ Steven Strasser
		Name:	Steven Strasser
		Title:	President